UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

BIOTELEMETRY, INC.

(Name of Subject Company (Issuer))

DAVIES MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

Davies Merger Sub, Inc.

222 Jacobs St.

Cambridge, MA 02141

Telephone: (617) 245-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,756,163,240.00	$300,697.41

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by BioTelemetry, Inc. (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $72.00, the tender offer price, by (b) the sum of (i) 34,310,908, the number of issued and outstanding shares of Company common stock, (ii) 26,485, the number of shares of Company common stock subject to outstanding purchase rights under the Company’s employee stock purchase plan, (iii) 2,904,248, the number of shares of Company common stock underlying outstanding Company options, (iv) 899,500, the number of shares of Company common stock underlying outstanding restricted stock units granted under the Company’s stock plans, (v) 138,904, the number of shares of Company common stock underlying outstanding performance stock units granted under the Company’s stock plans (assuming satisfaction of applicable performance goals at the target level). The foregoing share figures have been provided by the issuer to the offerors and are as of December 16, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $300,697.41	Filing Party: Davies Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 23, 2020

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on December 23, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioTelemetry, Inc., a Delaware corporation (the “Company”), at a price per Share of $72.00 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 23, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

At 12:00 midnight, New York time, on February 9, 2021 (one minute after 11:59 P.M., New York time, on February 8, 2021), the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, a total of 27,182,062 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 78.96% of the Shares outstanding as of the Expiration Date. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 1,569,222 additional Shares, representing approximately 4.56% of the outstanding Shares as of the Expiration Date.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, Parent and Purchaser intend to complete the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Royal Philips, Parent, Purchaser or BioTelemetry, which Shares will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On February 9, 2021, Royal Philips issued a press release announcing the expiration and results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(xxiv) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(xxiv)	Press release dated February 9, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

DAVIES MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Authorized Signatory